                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 11-K/A

                                AMENDMENT NO. 1

                                       TO

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                        Commission file number 001-12335


                    Birmingham Hourly Employee Savings Trust
                                  401(k) Plan



                          Butler Manufacturing Company
                                   BMA Tower
                                Penn Valley Park
                             Kansas City, MO 64108

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of the
Butler Manufacturing Company:

We have audited the accompanying statements of net assets available for benefits, with fund information of the Butler Manufacturing Company Birmingham Hourly Employee Savings Trust as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits, with fund information for the year then ended. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year then ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits, with fund information and changes in net assets available for benefits, with fund information is presented for the purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  /s/ ARTHUR ANDERSEN LLP


Kansas City, Missouri,
   August 13, 1999

                          BUTLER MANUFACTURING COMPANY

                    BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                           DECEMBER 31, 1998 AND 1997

                                                                     Fund Information for 1998
                                            --------------------------------------------------------------------------------
                                             Managed                                     Equity    International
                                             Income         Puritan       Magellan       Income        Growth        Asset
                                            Portfolio        Fund          Fund           Fund          Fund         Manager
                                            ---------      --------       --------       -------       -------       ------
ASSETS:
    Investments, at fair value-
     Fidelity investment funds-
       Managed Income Portfolio              $52,940       $     --       $     --       $    --       $    --       $   --
       Puritan Fund                               --        139,272             --            --            --           --
       Magellan Fund                              --             --        246,845            --            --           --
       Equity Income Fund                         --             --             --        62,034            --           --
       International Growth Fund                  --             --             --            --        15,683           --
       Asset Manager                              --             --             --            --            --        1,612
       Asset Manager Growth                       --             --             --            --            --           --
       Asset Manager Income                       --             --             --            --            --           --
       Retirement Money Market Trust              --             --             --            --            --           --
       Butler Stock Fund                          --             --             --            --            --           --
       Participant loans                          --             --             --            --            --           --
                                             -------       --------       --------       -------       -------       ------
                 Total investments            52,940        139,272        246,845        62,034        15,683        1,612
                                             -------       --------       --------       -------       -------       ------

    Receivables-
     Employee contributions receivable            --             --             --            --            --           --
                                             -------       --------       --------       -------       -------       ------
                 Total receivables                --             --             --            --            --           --
                                             -------       --------       --------       -------       -------       ------
                 Net assets available
                   for benefits              $52,940       $139,272       $246,845       $62,034       $15,683       $1,612
                                             =======       ========       ========       =======       =======       ======

                                                                    Fund Information for 1998
                                         ---------------------------------------------------------------------------
                                          Asset        Asset       Retirement     Butler
                                         Manager      Manager     Money Market    Stock      Participant
                                         Growth        Income        Trust         Fund         Loans         Other         Total
                                         -------       ------       -------       ------       -------       -------       --------
ASSETS:
    Investments, at fair value-
     Fidelity investment funds-
       Managed Income Portfolio           $   --       $   --       $    --       $   --       $    --       $    --       $ 52,940
       Puritan Fund                           --           --            --           --            --            --        139,272
       Magellan Fund                          --           --            --           --            --            --        246,845
       Equity Income Fund                     --           --            --           --            --            --         62,034
       International Growth Fund              --           --            --           --            --            --         15,683
       Asset Manager                          --           --            --           --            --            --          1,612
       Asset Manager Growth                4,835           --            --           --            --            --          4,835
       Asset Manager Income                   --        3,925            --           --            --            --          3,925
       Retirement Money Market Trust          --           --        68,549           --            --            --         68,549
       Butler Stock Fund                      --           --            --        5,835            --            --          5,835
       Participant loans                      --           --            --           --        36,802            --         36,802
                                          ------       ------       -------       ------       -------       -------       --------
                 Total investments         4,835        3,925        68,549        5,835        36,802            --        638,332
                                          ------       ------       -------       ------       -------       -------       --------

    Receivables-
     Employee contributions receivable        --           --            --           --            --        13,236         13,236
                                          ------       ------       -------       ------       -------       -------       --------
                 Total receivables            --           --            --           --            --        13,236         13,236
                                          ------       ------       -------       ------       -------       -------       --------
                 Net assets available
                   for benefits           $4,835       $3,925       $68,549       $5,835       $36,802       $13,236       $651,568
                                          ======       ======       =======       ======       =======       =======       ========



                                   (continued)

                          BUTLER MANUFACTURING COMPANY

                    BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                           DECEMBER 31, 1998 AND 1997
                                  (continued)

                                                                       Fund Information for 1997
                                              --------------------------------------------------------------------------------
                                               Managed                                     Equity    International
                                               Income         Puritan       Magellan       Income        Growth        Asset
                                              Portfolio        Fund          Fund           Fund          Fund         Manager
                                              ---------      --------       --------       -------       -------       ------

ASSETS:
    Investments, at fair value-
     Fidelity investment funds-
       Managed Income Portfolio                 $39,380       $    --       $     --       $    --       $    --       $ --
       Puritan Fund                                  --        99,267             --            --            --         --
       Magellan Fund                                 --            --        161,238            --            --         --
       Equity Income Fund                            --            --             --        44,733            --         --
       International Growth Fund                     --            --             --            --        10,306         --
       Asset Manager                                 --            --             --            --            --        853
       Asset Manager Growth                          --            --             --            --            --         --
       Asset Manager Income                          --            --             --            --            --         --
       Retirement Money Market Trust                 --            --             --            --            --         --
       Butler Stock Fund                             --            --             --            --            --         --
       Participant loans                             --            --             --            --            --         --
                                                -------       -------       --------       -------       -------       ----
                 Total investments               39,380        99,267        161,238        44,733        10,306        853
                                                -------       -------       --------       -------       -------       ----

    Receivables-
     Employee contributions receivable               --            --             --            --            --         --
                                                -------       -------       --------       -------       -------       ----
                 Total receivables                   --            --             --            --            --         --
                                                -------       -------       --------       -------       -------       ----
                 Net assets available
                   for benefits                 $39,380       $99,267       $161,238       $44,733       $10,306       $853
                                                =======       =======       ========       =======       =======       ====

                                                                    Fund Information for 1997
                                         ---------------------------------------------------------------------------
                                          Asset        Asset       Retirement     Butler
                                         Manager      Manager     Money Market    Stock      Participant
                                         Growth        Income        Trust         Fund         Loans         Other         Total
                                         -------       ------       -------       ------       -------       -------       --------
ASSETS:
    Investments, at fair value-
     Fidelity investment funds-
       Managed Income Portfolio         $   --       $   --       $    --       $   --       $    --       $    --       $ 39,380
       Puritan Fund                         --           --            --           --            --            --         99,267
       Magellan Fund                        --           --            --           --            --            --        161,238
       Equity Income Fund                   --           --            --           --            --            --         44,733
       International Growth Fund            --           --            --           --            --            --         10,306
       Asset Manager                        --           --            --           --            --            --            853
       Asset Manager Growth              2,183           --            --           --            --            --          2,183
       Asset Manager Income                 --        2,561            --           --            --            --          2,561
       Retirement Money Market Trust        --           --        46,074           --            --            --         46,074
       Butler Stock Fund                    --           --            --        2,599            --            --          2,599
       Participant loans                    --           --            --           --        25,306            --         25,306
                                        ------       ------       -------       ------       -------       -------       --------
                 Total investments       2,183        2,561        46,074        2,599        25,306            --        434,500
                                        ------       ------       -------       ------       -------       -------       --------

    Receivables-
     Employee contributions receivable      --           --            --           --            --        11,302         11,302
                                        ------       ------       -------       ------       -------       -------       --------
                 Total receivables          --           --            --           --            --        11,302         11,302
                                        ------       ------       -------       ------       -------       -------       --------
                 Net assets available
                   for benefits         $2,183       $2,561       $46,074       $2,599       $25,306       $11,302       $445,802
                                        ======       ======       =======       ======       =======       =======       ========


              The accompanying notes are an integral part of these
                        unaudited financial statements.

                          BUTLER MANUFACTURING COMPANY

                    BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                               Managed                                     Equity    International
                                               Income         Puritan       Magellan       Income        Growth        Asset
                                              Portfolio        Fund          Fund           Fund          Fund         Manager
                                              ---------      --------       --------       -------       -------       ------
EMPLOYEE CONTRIBUTIONS:                         $ 11,972      $  30,208      $  39,151      $ 14,640      $  3,668      $   448

INCOME:
    Net appreciation (depreciation) in fair
      value of investments                            --          4,438         49,344         2,931           666          (85)
    Interest and dividends                         2,763         14,157         11,528         3,641           826          309

OTHER INCREASES (DECREASES):
    Distributions                                   (484)          (687)       (11,861)         (418)         (379)          --
    Fees                                              --           (679)          (274)          (13)           --           --
    Loan repayments                                  681          2,595          3,146         1,787           909           87
    Loan withdrawals                              (1,372)        (6,778)        (6,633)       (5,267)         (313)          --
    Net interfund transfers                           --           (650)         1,206            --            --           --
    Net transfers (to) from another
      employer-sponsored fund                         --         (2,599)            --            --            --           --
    Other                                             --             --             --            --            --           --
                                                --------      ---------      ---------      --------      --------      -------
           Increase (decrease) in
             net assets available for
             for plan benefits                    13,560         40,005         85,607        17,301         5,377          759

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, beginning of year                   39,380         99,267        161,238        44,733        10,306          853
                                                --------      ---------      ---------      --------      --------      -------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, end of year                       $ 52,940      $ 139,272      $ 246,845      $ 62,034      $ 15,683      $ 1,612
                                                ========      =========      =========      ========      ========      =======


                                             Asset        Asset        Retirement     Butler
                                             Manager      Manager     Money Market    Stock     Participant
                                             Growth       Income         Trust        Fund         Loans         Other      Total
                                             -------      -------      --------      -------      -------       -------    --------

EMPLOYEE CONTRIBUTIONS:                      $ 1,627      $ 2,150      $ 23,262      $ 3,996      $     --      $ 1,934   $ 133,056

INCOME:
    Net appreciation (depreciation) in fair
      value of investments                       (34)          29            --       (1,832)           --           --      55,457
    Interest and dividends                       761          330         3,164          332            --           --      37,811

OTHER INCREASES (DECREASES):
    Distributions                                 --           --            --         (383)           --           --     (14,212)
    Fees                                          --          (26)          (67)        (154)           --           --      (1,213)
    Loan repayments                              298           87         1,712          627       (11,929)          --          --
    Loan withdrawals                              --           --        (3,062)          --        23,425           --          --
    Net interfund transfers                       --       (1,206)           --          650            --           --          --
    Net transfers (to) from another
      employer-sponsored fund                     --           --        (2,534)          --            --           --      (5,133)
    Other                                         --           --            --           --            --           --          --
                                             -------      -------      --------      -------      --------      -------   ---------
           Increase (decrease) in
             net assets available for
             for plan benefits                 2,652        1,364        22,475        3,236        11,496        1,934     205,766

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, beginning of year                2,183        2,561        46,074        2,599        25,306       11,302     445,802
                                             -------      -------      --------      -------      --------      -------   ---------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, end of year                    $ 4,835      $ 3,925      $ 68,549      $ 5,835      $ 36,802      $13,236   $ 651,568
                                             =======      =======      ========      =======      ========      =======   =========


               The accompanying notes are an integral part of this
                         unaudited financial statement.

                          BUTLER MANUFACTURING COMPANY

                    BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General

Effective September 1, 1993, Butler Manufacturing Company (the Company) established the Birmingham Hourly Employee Savings Trust (the Plan), which is administered by the administrative committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company (Custodian). The trustee of the Plan is the Fidelity Management Trust Company (Fidelity) which is appointed by the administrative committee.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in net assets available for benefits.

Fees and Expenses

The expenses incurred by the administrative committee of the Plan in administering plan activity and the expenses incurred by Fidelity in administering the trust may be paid from the assets of the Plan or by the Company, as the Company elects.

Eligibility

All full-time Birmingham union hourly employees of the Company having completed six months of employment.

Vesting

All eligible employees participating in the Plan are immediately 100 percent vested in employer and participant contributions.

Termination

The Plan may be terminated at any time with the approval of the Company's board of directors. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company, distributed in a lump sum or held in trust to be distributed upon each participant's retirement, death, disability or termination of employment.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2. CONTRIBUTIONS:

Employees may contribute to the Plan from 1 percent to 15 percent of their compensation in 1 percent increments, subject to applicable IRS regulations. Participants may direct investments of their contribution in 1 percent increments among the funds established by Fidelity.

3. DISTRIBUTIONS:

If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $3,500, the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution. All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70 1/2, even if still employed. All distributions shall be made in a single payment of cash.

There were no distributions payable to vested participants at December 31, 1998 and 1997.

4. IN-SERVICE WITHDRAWALS:

Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses, the purchase of a principal residence or to prevent eviction from a principal residence.

5. LOANS TO PARTICIPANTS:

At the discretion of the administrative committee, loans may be made to a participant up to the lesser of $50,000 or 50 percent of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the administrative committee in accordance with uniform procedures consistently applied in a manner which does not discriminate in favor of officers, shareholders or highly compensated participants.

6. FEDERAL INCOME TAXES:

The Plan has received a favorable determination letter, dated May 4, 1995, from the IRS, qualifying the Plan under the Internal Revenue Code and exempting the trust from federal income taxes. The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

                          BUTLER MANUFACTURING COMPANY
                    BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST
            LINE 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1998


                                                                         Fair
Shares                  Description                         Cost         Value
------                 -------------                      --------       -----
                *Fidelity Management Trust Company-
52,940            Managed Income Portfolio               $  52,940     $  52,940
 6,939            Puritan Fund                             124,140       139,272
 2,043            Magellan Fund                            175,390       246,845
 1,117            Equity Income Fund                        49,306        62,034
   750            International Growth Fund                 14,714        15,683
    93            Asset Manager                              1,634         1,612
   259            Asset Manager Growth                       4,748         4,835
   319            Asset Manager Income                       3,915         3,925
68,549            Retirement Money Market Trust             68,549        68,549
   907          Butler Stock Fund                            7,861         5,835
   --           Participant loans outstanding, 9.0%         36,802        36,802


               *Party-in-interest to the Plan

                          BUTLER MANUFACTURING COMPANY
                    BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST
                 LINE 27D--SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                  Purchases                            Sales
                                          -------------------------    ---------------------------------------
                                           Number of         Total       Number of      Selling       Net Gain
Description                               Transactions       Cost      Transactions      Price         (Loss)
-----------                               ------------      -------    ------------     -------       --------
Fidelity Management Trust Company-
  Puritan Fund                                29            $46,960         14          $11,392        $  135
  Magellan Fund                               29             55,031         15           18,768         2,821
  Equity Income Fund                          24             20,068          8            5,697           600
  Retirement Money Market Trust               25             28,138          8            5,662             -

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              BIRMINGHAM HOURLY EMPLOYEE SAVINGS TRUST

Date: August 13, 1999             By: /s/ Larry C. Miller
                                     -------------------------------------------
                                      Larry C. Miller, Member of the
                                        Administrative Committee

                                 EXHIBIT INDEX


EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  23           Consent of Independent Accountants